UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42209

YXT.COM GROUP HOLDING LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Room 501-502, No. 78 East Jinshan Road

Huqiu District, Suzhou

Jiangsu, 215011, People’s Republic of China

+86 (512) 6689 9881

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Registered Direct Offering

On August 6, 2026, YXT.COM Group Holding Limited (the “Company”) entered into that certain securities purchase agreement (the “Purchase Agreement”) with a non-affiliated institutional investor (the “Purchaser”) pursuant to which the Company agreed to sell 150,000 American Depositary Shares (“ADSs”), each representing thirty (30) Class A ordinary shares of the Company, par value $0.0001 per share (“Ordinary Shares”), in a registered direct offering (the “Offering”). The offering price for each ADS is $7.00 (the “Offering Price”). The gross proceeds to the Company from the Offering were $1,050,000 before deducting placement agent’s fees and other estimated Offering expenses. The Company currently intends to use the net proceeds from the Offering for investment in research and development to enhance and expand our solution offerings, investment in technology system and infrastructure to improve our operational efficiency, marketing and brand promotions, strategic investments and acquisitions complementary to our business, and for other general corporate purposes.

The ADSs were offered under the Company’s registration statement on Form F-3 (File No. 333-292185), initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 17, 2025, as amended, and declared effective on June 29, 2026 (the “Registration Statement”), and are being offered and sold pursuant to a prospectus supplement, dated August 6, 2026, filed with the SEC pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended (the “Securities Act”), and the accompanying base prospectus, dated June 29, 2026.

Obligations Under the Purchase Agreement

Pursuant to the Purchase Agreement, the Company agreed, subject to certain exceptions, (A) not to (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, Ordinary Shares or securities convertible into Ordinary Shares until 30 days after the closing date of the Offering, (ii) file any registration statement or amendment or supplement thereto, other than (w) the prospectus supplement to the Registration Statement in connection with the Offering, (x) a registration statement on Form S-8 in connection with any employee benefit plan, (y) a registration statement on Form F-6, or any amendment thereto, relating to the ADSs, or (z) any amendment or supplement to the Registration Statement, and any report filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that is incorporated by reference therein, in each case that the Company is required to file under the Securities Act, the Exchange Act or the rules and regulations of the SEC; and (B) not to issue certain securities if the issuance would constitute a Variable Rate Transaction (as such term is defined in the Purchase Agreement) for a period of 30 days from the closing date of the Offering. The Purchase Agreement contains customary representations, warranties, and covenants by the Company. It also provides for customary indemnification by the Company to the Purchaser for losses or damages arising out of or in connection with the Offering, including for breach of the representations and warranties. The Purchase Agreement also contains other obligations of the parties and termination provisions.

In connection with the Offering, each of the directors and officers of the Company entered into a lock-up agreement, dated August 6, 2026, pursuant to which such person agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of any Ordinary Shares or ADSs beneficially owned by such person, without the prior written consent of Univest Securities, LLC, for a period of thirty (30) days following the closing of the Offering.

Placement Agency Agreement

In connection with the Offering, on August 6, 2026, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities, LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as placement agent on a “reasonable best efforts” basis in connection with the Offering. Pursuant to the Placement Agency Agreement, the Company agreed to pay the Placement Agent an aggregate fee equal to 7.0% of the gross proceeds raised in the Offering, other than gross proceeds raised from certain pre-existing investors sourced directly by the Company, and reimburse the Placement Agent for its reasonable out-of-pocket expenses, including legal fees, in an amount up to $100,000. The Placement Agency Agreement contains customary representations, warranties, and covenants by the Company. It also provides for customary indemnification by each of the Company and the Placement Agent for losses or damages arising out of or in connection with the Offering, including for liabilities under the Securities Act, other obligations of the parties and termination provisions.

The Offering was priced on August 6, 2026. The closing of the Offering took place on August 7, 2026, at which time the Company issued and sold the 150,000 ADSs to the Purchaser against payment of the aggregate purchase price of $1,050,000.

The foregoing does not purport to be a complete description of each of the Placement Agency Agreement, the Purchase Agreement and the form of lock-up agreement, and is qualified in its entirety by reference to the full text of each of such documents, which are filed as Exhibits 1.1, 10.1 and 10.2, respectively, to this Report on Form 6-K (this “6-K”) and incorporated herein by reference.

This Form 6-K contains forward-looking statements. Forward-looking statements include statements herein with respect to, among other things, the anticipated use of proceeds from such offering, and the successful execution of the Company’s business strategy. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by its management. These statements are not guarantees of future performances and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Registration Statement, the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, and in other documents that the Company files from time to time with the SEC. Any forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Form 6-K, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Placement Agency Agreement, dated as of August 6, 2026, by and between YXT.COM Group Holding Limited and Univest Securities, LLC, as placement agent
5.1	Opinion of Walkers (Hong Kong), Cayman Islands counsel to the Company
8.1	Opinion of Walkers (Hong Kong), Cayman Islands counsel to the Company, regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2	Opinion of Global Law Office, PRC counsel to the Company, regarding certain PRC tax matters (included in Exhibit 99.1)
10.1	Form of Securities Purchase Agreement, dated as of August 6, 2026, by and between the Company and the purchaser signatory thereto
10.2	Form of Lock-Up Agreement
23.1	Consent of Walkers (Hong Kong) (included in Exhibits 5.1 and 8.1)
23.2	Consent of Global Law Office (included in Exhibit 99.1)
99.1	Opinion of Global Law Office, PRC counsel to the Company

INCORPORATION BY REFERENCE

Exhibits 1.1, 5.1, 8.1, 8.2, 10.1, 10.2, 23.1 and 23.2 to this report on Form 6-K are hereby incorporated by reference into the registration statement of the Company on Form F-3 (File No. 333-292185) to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YXT.COM GROUP HOLDING LIMITED

By	:	/s/ Shen Cao
Name	:	Shen Cao
Title	:	Chief Financial Officer

Date: August 7, 2026